UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BIOSTAGE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09074M103

(CUSIP Number)

Chip Greenblatt

330 South Wells St. # 711

Chicago, IL 60606

With a copy to:

Jeffrey A. Schumacher

Reed Smith LLP

10 South Wacker Dr.

Chicago, IL 60606

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 29, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 09074M103	Page 2 of 14

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS First Pecos LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 463,200 shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 463,200 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 463,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.71%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 09074M103	Page 3 of 14

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Banco Panamericano, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Dakota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 416,239 shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 416,239 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 416,239 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.43%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 09074M103	Page 4 of 14

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Leslie Jabine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 25,000 shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 09074M103	Page 5 of 14

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Chip Greenblatt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 879,439 shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 879,439 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 879,439 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.14%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 09074M103	Page 6 of 14

Item 1.	Security and Issuer

The securities covered by this Schedule 13D are shares of common stock, par value $0.01 per share (the “Common Stock”), of Biostage, Inc., a Delaware corporation, (the “Issuer”). The Issuer’s principal executive offices are located at 84 October Hill Road, Suite 11, Holliston, MA 01746. For purposes of calculating the percentages of Common Stock owned, the Reporting Persons have assumed that there were 17,108,968 shares of Common Stock outstanding as of August 10, 2016 (as reported in the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission on August 11, 2016).

Item 2.	Identity and Background

(a), (b) The name and business address of each of the Reporting Persons is as follows:

(i) First Pecos LLC, a Texas limited liability company

330 South Wells St. #711

Chicago, IL 60606

(ii) Banco Panamericano, Inc., a South Dakota corporation

330 South Wells St. #718

Chicago, IL 60606

(iii) Leslie Jabine

330 South Wells St. #711

Chicago, IL 60606

(iv) Chip Greenblatt

330 South Wells St. #711

Chicago, IL 60606

Except for Mr. Greenblatt, each Reporting Person disclaims beneficial ownership of securities of the Issuer, other than those reported herein as being owned by such Reporting Person.

Mr. Greenblatt disclaims beneficial ownership of the securities of the Issuer held by the Reporting Persons, except to the extent of his pecuniary interest in the Reporting Persons, if any.

(c) Banco Panamericano, Inc. is a wholly owned subsidiary of First Pecos LLC, each of which are engaged in the business of acquiring, holding and disposing of investments in various companies. Mr. Greenblatt is the sole manager of First Pecos LLC and the sole director of Banco Panamericano, Inc. Ms. Jabine is a beneficial owner of First Pecos LLC. Mr. Greenblatt and Ms. Jabine are husband and wife and are investors.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 09074M103	Page 7 of 14

(f) Both of the individual Reporting Persons are U.S. citizens. The place of organization for each of the other Reporting Persons is set forth in (a) of this Item 2.

The Reporting Persons may be deemed to be members of a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in Item 6 below.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of September 8, 2016, a copy of which is attached hereto as Exhibit A to this Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The shares of Common Stock acquired by the Reporting Persons were purchased in a series of open market transactions utilizing available funds. With respect to Ms. Jabine, a natural person, the shares of Common Stock were acquired with the personal funds of such Reporting Person. The shares of Common Stock held by First Pecos LLC, of which Chip Greenblatt is the sole manager, were acquired with funds held by First Pecos LLC for the general purpose of investing. The shares of Common Stock held by Banco Panamericano, Inc. of which Chip Greenblatt is the sole director, were acquired with funds held by Banco Panamericano, Inc. for the general purpose of investing.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities reported herein solely for investment purposes and not with a view of distribution under the Securities Act. The Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

The Reporting Persons expect to independently evaluate on an ongoing basis the Issuer’s financial condition and prospects and their interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Each of the Reporting Persons reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. Each of the Reporting Persons may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including Common Stock, dispose of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities. In addition, the Reporting Persons may engage in discussions with management, members of the board of directors of the Issuer, shareholders of the Issuer and other relevant parties concerning the operations, management, composition of the Issuer’s board of directors and management, ownership, capital structure, balance sheet management, strategy and future plans of the Issuer, including the possibility of proposing one of more acquisitions, business combinations, mergers, asset sales, asset purchases or other similar transactions involving the Issuer and other third parties.

CUSIP No. 09074M103	Page 8 of 14

Item 5. Interest in Securities of the Issuer.

(a) and (b) The Reporting Persons may be deemed to beneficially own, in the aggregate, 904,439 shares of Common Stock, representing approximately 5.3% of the Issuer’s Common Stock outstanding. First Pecos LLC holds 463,200 shares of Common Stock or 2.71% of the outstanding Common Stock. Banco Panamericano, Inc. holds 416,239 shares of Common Stock or 2.43 % of the outstanding Common Stock. Chip Greenblatt is the sole manager of First Pecos LLC and the sole director of Banco Panamericano, Inc. Leslie Jabine holds 25,000 shares of Common Stock or 0.01% of the outstanding Common Stock.

(c) During the 60-day period preceding the filing of this Schedule 13D, the Reporting Persons identified below have purchased Shares in the open market as follows:

Name	Trade Date	Number of Shares Purchased	Avg. Price Per Share

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

	07/20/16 07/21/16 07/22/16 07/25/16 07/26/16 07/27/16 07/27/16 07/27/16 07/28/16 07/28/16 07/28/16 08/02/16 08/03/16 08/04/16 08/29/16 08/31/16	1,861 9,772 8,367 5,000 12,800 5,000 6,200 100 1,000 1,500 5,576 1,114 3,310 3,500 4,000 1,500	$ 1.10 1.10 1.10 1.08 1.07 1.08 1.09 1.15 1.10 1.07 1.08 1.08 1.07 1.14 0.98 1.01

CUSIP No. 09074M103	Page 9 of 14

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc,

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

Banco Panamericano, Inc.

07/29/16

08/01/16

08/02/16

08/02/16

08/03/16

08/03/16

08/04/16

08/04/16

08/08/16

08/09/16

08/09/16

08/09/16

08/10/16

08/10/16

08/11/16

08/11/16

08/11/16

08/12/16

08/15/16

08/17/16

08/18/16

08/18/16

08/18/16

08/18/16

08/19/16

08/19/16

08/19/16

08/19/16

08/22/16

08/23/16

08/24/16

9,739 3.359 2,623 5,000 4,018 5,000 5,000 1,003 3,997 5,000 820 5,000 5,000 4,180 5,000 4,137 5,000 6,700 5,000 5,000 10,000 5,000 161 2,294 5,000 6,708 5,000 9,226 5,000 1,143 4,631	$1.10 1.08 1.08 1.09 1.06 1.08 1.19 1.15 1.13 1.09 1.09 1.10 1.09 1.11 1.10 1.07 1.09 1.10 1.08 1.07 1.07 1.07 1.09 1.10 1.08 1.06 1.05 1.04 1.04 0.97 0.97

CUSIP No. 09074M103	Page 10 of 14

Name	Trade Date	Number of Shares Purchased	Avg. Price Per Share

First Pecos LLC

First Pecos LLC

First Pecos LLC

First Pecos LLC

First Pecos LLC

First Pecos LLC

First Pecos LLC

First Pecos LLC

First Pecos LLC

First Pecos LLC

First Pecos LLC

First Pecos LLC

First Pecos LLC

First Pecos LLC

First Pecos LLC

First Pecos LLC

First Pecos LLC

First Pecos LLC

First Pecos LLC

First Pecos LLC

First Pecos LLC

First Pecos LLC

First Pecos LLC

First Pecos LLC

First Pecos LLC

First Pecos LLC

First Pecos LLC

First Pecos LLC

First Pecos LLC

First Pecos LLC

07/01/16

07/05/16

07/06/16

07/07/16

07/08/16

07/11/16

07/13/16

07/14/16

07/19/16

07/26/16

07/27/16

07/28/16

08/02/16

08/08/16

08/09/16

08/11/16

08/12/16

08/15/16

08/16/16

08/17/16

8/18/16

08/22/16

08/23/16

08/24/16

08/25/16

08/26/16

08/29/16

09/01/16

09/01/16

09/01/16

		1,703 5,000 1,098 6,592 5,000 7,310 319 5,000 5,000 2,675 9,098 25,893 4,515 100 830 28,379 100 34,641 777 300 18,051 19,322 6,000 6,300 17,580 30,520 18,600 2,700 10,500 6,000	$ 1.15 1.15 1.11 1.13 1.15 1.10 1.08 1.08 1.09 1.08 1.10 1.10 1.09 1.11 1.08 1.14 1.08 1.08 1.08 1.07 1.08 1.02 0.99 0.96 0.94 0.93 0.94 1.04 1.10 1.07

CUSIP No. 09074M103	Page 11 of 14

(d) No other person is known by a Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of the Issuer beneficially owned by any Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons expect to independently evaluate on an ongoing basis the Issuer’s financial condition and prospects and their interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Each of the Reporting Persons reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. Each of the Reporting Persons may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including Common Stock, dispose of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities. In addition, the Reporting Persons may engage in discussions with management, members of the board of directors of the Issuer, shareholders of the Issuer and other relevant parties concerning the operations, management, composition of the Issuer’s board of directors and management, ownership, capital structure, balance sheet management, strategy and future plans of the Issuer, including the possibility of proposing one of more acquisitions, business combinations, mergers, asset sales, asset purchases or other similar transactions involving the Issuer and other third parties.

The Reporting Persons may be deemed to be a “group” pursuant to Section 13(d)(3) of the Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any Common Stock beneficially owned by any of the Reporting Persons for purposes of Section 13(d) of the Act, the rules promulgated thereunder or for any other purpose.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 7. Material to be filed as Exhibits.

Exhibit A: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 09074M103	Page 12 of 14

SIGNATURE

After reasonable inquiry and to the best of each Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2016

FIRST PECOS LLC

By: /s/ Chip Greenblatt

Chip Greenblatt, Sole Manager

BANCO PANAMERICANO, INC.

By: /s/ Chip Greenblatt

Chip Greenblatt, Sole Director

LESLIE JABINE, INDIVIDUALLY

/s/ Leslie Jabine
Leslie Jabine

CHIP GREENBLATT, INDIVIDUALLY

/s/ Chip Greenblatt
Chip Greenblatt

CUSIP No. 09074M103	Page 13 of 14

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the Common Stock, $0.01 par value per share of Biostage, Inc. beneficially owned by them on a combined basis, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned further agree that any amendments to such statement on Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

The undersigned shall not be deemed to admit that the undersigned was required to file a statement on Schedule 13D by reason of entering into this Joint Filing Agreement.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

Any liability of a trust or trustee hereunder shall not be a personal liability of any trustee, grantor or beneficiary thereof, and any recourse against a trustee shall be solely against the assets of the pertinent trust.

Signature Page Follows

CUSIP No. 09074M103	Page 14 of 14

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 8th day of September, 2016.

FIRST PECOS LLC

By: /s/ Chip Greenblatt

Chip Greenblatt, Sole Manager

BANCO PANAMERICANO, INC.

By: /s/ Chip Greenblatt

Chip Greenblatt, Sole Director

LESLIE JABINE, INDIVIDUALLY

/s/ Leslie Jabine
Leslie Jabine

CHIP GREENBLATT, INDIVIDUALLY

/s/ Chip Greenblatt
Chip Greenblatt